

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 17, 2013

C. Richard Ropka, Esq.
Law Office of C. Richard Ropka, LLC
215 Fries Mill Road
Turnersville, NJ 08012

Re: TCG Financial Series Trust I (File Numbers: 333-189479; 811-22826)
       TCG Financial Series Trust II (File Numbers: 333-189480; 811-22827)
       TCG Financial Series Trust III (File Numbers: 333-189482; 811-22828)
       TCG Financial Series Trust IV (File Numbers: 333-189483; 811-22829)
       TCG Financial Series Trust V (File Numbers: 333-189484; 811-22830)
       TCG Financial Series Trust VI (File Numbers: 333-189485; 811-22831)
       TCG Financial Series Trust VII (File Numbers: 333-189486; 811-22832)
       TCG Financial Series Trust VIII (File Numbers: 333-189487; 811-22833)
       TCG Financial Series Trust IX (File Numbers: 333-189489; 811-22834)
       TCG Financial Series Trust X (File Numbers: 333-189490; 811-22835)

Dear Mr. Ropka:

We have reviewed the registration statements on Form N-1A for the each registrant listed above (each, a "Trust" and collectively, the "Trusts"), filed on June 20, 2013. The registration statements offer the TCG Government Money Market Fund I, TCG Government Money Market Fund II, TCG Government Money Market Fund III, TCG Government Money Market Fund IV, TCG Government Money Market Fund V, TCG Government Money Market Fund VI, TCG Government Money Market Fund VII, TCG Government Money Market Fund VIII, TCG Government Money Market Fund IX, and TCG Government Money Market Fund X, respectively (each, a Fund, and collectively, the "Funds"). Based on our review of the registration statements, we have the following comments. The captions used below correspond to the captions each Fund uses in its registration statement. Because each registration statement is identical, we have provided one set of comments on the registration statement for TCG Financial Series Trust I that is applicable to all of the registration statements. Please note, moreover, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

General

1. Please include page numbers in the prospectus and SAI.

Fund Summary

2. In the Fee Table, please delete the line for "Shareholder Service Fee" under "Other Expenses." The Fund may subdivide the "Other Expenses" caption into no more than three subcaptions that identify the largest expense or expenses comprising "Other Expenses." See Instruction 3(c)(iii) to Item 3 of Form N-1A. However, in this case the table indicates that there is no Shareholder Service Fee. Accordingly, the "Shareholder Service Fee" line item does not appear to be permitted or required in the summary section and should be deleted. See General Instruction C.3(b) of Form N-1A.

3. Footnote 1 to the Fee Table states that "[t]he Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of up to 0.25% to financial institutions that provide distribution and/or shareholder servicing." Please include in the appropriate section of the Prospectus the information required by Item 12(b) of Form N-1A.

4. Footnote 3 to the Fee Table states "[p]lease note that the Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the 'Financial Highlights' section of the prospectus, which do not include Acquired Fund Fees and Expenses." Since the Fund is new and does not have Financial Highlights, please delete this footnote.

5. The last sentence of footnote 4 to the Fee Table states that "[t]he Management Services Agreement may, on sixty (60) days written notice, be terminated with respect to the Fund, at any time without the payment of any penalty, by the Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund, or by Management." We note that the terms "Management Services Agreement" and "Management" are not defined. Please define these terms in this section. Please also note the following:

    a. If the sentence is intended to indicate that the Fund's adviser may terminate the fee waiver arrangement without also terminating the Fund's advisory and other services agreements on 60 days' notice without agreement of the Fund's board of directors, please delete the line items for "Fee Waiver and/or Expense Reimbursement" and "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement" (and the related footnotes) from the Fee Table. See Investment Company Act Release No. 28584 [74 FR 4546, 4555 n. 116 (Jan. 26, 2009) ("A fund may not include the additional captions if the expense reimbursement or fee waiver arrangement may be terminated without agreement of the fund's board of directors (e.g., unilaterally by the fund's investment adviser) during the one-year period.").

    b. If the fee waiver agreement may only be terminated with consent of the Fund's board, please revise the footnote to make this fact more clear and please confirm to us that there is no intention to terminate the fee waiver for one year after the effective date of the registration statement.

      c. If the last sentence relates to an agreement other than the fee waiver arrangement (e.g., the "Management and Services Agreement" is the advisory agreement), please delete the last sentence as it is not permitted or required to be included at this point in the summary section and please include appropriate disclosure regarding who may terminate the fee waiver arrangement and under what circumstances. See General Instruction C.3(b) of Form N-1A ("Items 2 through 8 may not include disclosure other than that required or permitted by those Items."); Instruction 3(e) to Item 3 of Form N-1A ("briefly describe who can terminate the arrangement and under what circumstances").

6. The third sentence of the narrative under the Fee Table Example states that "[t]he Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same." If the Fund expects that it will charge the rule 12b-1 fee after August 31, 2014, please confirm to us that these expenses will be included in the calculation after Year 1 and disclose in this section that the 12b-1 fees are included in the example after Year 1.

7. The first paragraph under "Principal Investment Strategies of the Fund" states that "[u]nder normal conditions, the TCG Government Money Market Fund I (the 'Fund') seeks to achieve its objective by investing exclusively in a diversified portfolio made up only of short term U.S. Government treasury securities and bank deposits ('Deposits') with maturities of not more than 397 days (13 months)." Please explain in this section what is meant by the term "bank deposits" and how the Fund intends to invest in them. For example, does the term "bank deposits" include certificates of deposits (CDs)? Please also tell us whether bank deposits are "securities" pursuant to Section 2(a)(36) of the Investment Company Act. Please note that we may have further comments depending on your responses.

8. The last sentence of the second paragraph under "Principal Investment Strategies of the Fund" states that "because each of the Fund's deposits will fall within these FDIC amount limits, the entire amount of each of the Fund's Deposit will be fully insured by the FDIC." Please disclose in this section the strategy by which the Fund will ensure that each Deposit will meet the conditions required by the FDIC. Specifically, has an analysis been conducted regarding the potential for the FDIC to: (a) view the Funds' Deposits as one, common investment or joint enterprise, and/or (b) look-through to shareholders that invest more than $250,000 in one or more Funds?

9. The last paragraph under "Principal Investment Strategies of the Fund" states that "[t]he securities purchased by the Fund are subject to the quality, diversification and other requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended (the 'Investment Company Act'), and other rules of the Securities and Exchange Commission." Please disclose in this section the quality standards imposed by rule 2a-7.

10. If the Advisor has no little or no experience managing money market funds, please include appropriate disclosure in the section entitled "Principal Risks of Investing in the Fund."

Additional Information About the Fund's Principal Investment Strategies and Related Risks

11. The first sentence of the eighth paragraph under "The Fund's Investment Strategies" includes a reference to "each Fund." Please revise this sentence to reflect the fact that the prospectus relates to only one series. Please make similar revisions to other sentences that indicate that the prospectus relates to more than one fund.

How to Buy Shares

12. The first sentence of the third paragraph under "Purchasing Shares" states that "[t]he NAV of shares is generally calculated as of the cut-off time each day the Fund is accepting orders." Please disclose the cut-off- time in this sentence. Please also tell us whether the cut-off-time is prior to the time at which the Fund calculates its NAV, and if it is, please explain to us how such policy is consistent with rule 22c-1 under the Investment Company Act.

13. The second sentence of the third paragraph under "Purchasing Shares" states that "[y]ou will pay the next NAV per share calculated after the Fund accepts your order." Please revise this sentence (and other similar sentences that indicate that the price of the Fund's shares will be based on when the fund "accepts" the order) to indicate, as you do below, that all shares will be purchased at the NAV per share next determined after the Fund receives an investor's application or request in good order.

Management of the Fund

14. Under "Advisor", please disclose the Advisor's assets under management as of a recent date.

15. The last sentence of the paragraph under "Advisor" states that "[t]he Advisor is also the Investment Advisor of nine (9) other money market funds." Please disclose in this section that these other money market funds are recently organized and will commence operations on approximately the same date as the Fund.

16. The last sentence of the first paragraph under "Advisory Fees" states that "[f]ee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the Fund's expense limits." Please clarify, as you do in footnote 4 to the Fee Table, that recoupment is only permissible if the Fund is able to make the repayment without exceeding the .30% expense limitation that is currently in effect (as opposed to whatever the expense limitation might be at the time of the recoupment.)

17. The last sentence of the second paragraph under "Advisory Fees" states that "[a] discussion regarding the basis of the Board of Trustees' approval of the management agreement with TCG Financial Services, LLC will be available in the Fund's Annual Report as required by applicable law." Please disclose the period that will be covered by the report. See Item 10(a)(1)(iii) of Form N-1A.

Back Page

18. The first paragraph under "Annual and Semi-Annual Reports" states that "[t]he Fund's annual and semi-annual reports provide the most recent financial reports and portfolio listings." Please revise the phrase "portfolio listings" to state "portfolio holdings" or "Fund investments."

19. The first sentence of the second paragraph under "Annual and Semi-Annual Reports" states that "[y]ou can obtain a free copy of these documents, request other information, or make general inquiries about the Fund by calling the Fund (toll-free) at (800) 494-2755, by visiting the Fund's website at www.tcgfinancial.com, or by writing to [address]." Please clarify in this section that "these documents" means both the SAI and the annual and semi-annual reports.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

20. The last and second to last sentences refer to the "Prospectuses." As there appears to be only one prospectus for this Fund, please revise these sentences to refer to the "Prospectus."

TGC Financial Series Trust I

21. Please disclose in the appropriate section of the SAI how Fund shares are voted (e.g., one vote per share).

Investment Restrictions

22. Investment Restriction (1) states that the Fund "[m]ay not concentrate investments in a particular industry or group of industries as concentration is defined under the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time." Please disclose in this section how concentration is defined under the 1940 Act, and the rules or regulations thereunder. We also note that money market funds may have an investment policy that reserves freedom of action to concentrate in U.S. government securities, as defined in the Investment Company Act, and certain bank instruments issued by domestic banks. Please revise the Fund's concentration policy, as applicable.

23. Investment Restrictions (2), (3), (4), (5), and (6) permit the Fund to engage in the activities described "to the extent permitted by the 1940 Act, or the rules or regulations thereunder." The second paragraph under "1940 Act Restrictions" describes the 1940 Act restrictions on borrowing money. Please also describe in this section any limits the 1940 Act imposes on any of the other listed investment restrictions or disclose that the 1940 Act imposes no limits on such activity, as applicable.

Trustees and Officers

24. The fifth column of the chart describing the principal occupations of the Trustees during the past five years, states that the Trustees only oversee one portfolio in the fund complex. Please explain to us why the other Funds are not included in this total.

25. The chart disclosing the ownership of Fund shares by the Trustees states that the information is "as of June 1, 2013." Please provide the information as of the end of the most recently completed calendar year. Instruction 1 to Item 17(b)(4) of Form N-1A.

26. The chart disclosing the ownership of Fund share by the Trustees states that the "Aggregated Dollar Range of Securities in all Registered Investment Companies overseen by Trustee in the Trust" for Mr. Coloma is between $50,001 and $100,000. Please explain to us how this can be so, given that chart also discloses that Mr. Coloma owns $0 of the Fund and the Fund is the only series of the Trust. Please also revise this column to disclose fund shares owned on an aggregate basis, in any registered investment companies overseen by the Trustee within the same "family of investment companies" as the Fund (as such term is defined in Instruction 1 to Item 17). Item 17(b)(4)(ii) of Form N-1A.

27. The first sentence under "Compensation of the Board of Trustees" states that "Trustees who are not "interested persons" as that term is defined in the 1940 Act of the Fund, will not receive compensation at this time." Please explain to us why Trustees who are not interested persons would agree to serve without any compensation.

Principal Shareholders

28. Please explain to us why there are two charts providing information about the Fund's 5% shareholders under "Principal Shareholders."

Advisor

29. Please describe the expense limitation provision in this section as required by Item 19(a)(3)(iii) of Form N-1A

Code of Ethics

30. The second to last sentence of the paragraph under "Code of Ethics" states that "[s]uch codes of ethics permit personnel covered by the codes to invest in securities that may be purchased by the Fund, subject to the restrictions of the code." If true, please insert the phrase "or held" after "may be purchased". See Item 17(e) of Form N-1A.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

/s/ Kieran G. Brown

Kieran G. Brown
Senior Counsel